

Mail Stop 4631

March 7, 2017

<u>Via E-Mail</u>
Mr. Charles O'Dowd
Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot, #211
Tucson, AZ 85712

> **Re:** **ABCO Energy, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed February 28, 2017**
> **File No. 0-55235**

Dear Mr. O'Dowd:

We reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. Refer to comment 1 in our February 22, 2017 letter. The marked or redlined version of your revised preliminary proxy statement is included as an attachment to your February 28, 2017 response letter rather than being tagged properly as the marked or redlined version of the revised preliminary proxy statement. Refer to your EDGAR Filer Manual on how to tag properly a marked or redlined version of a document, and comply in any future filing of a revised preliminary proxy statement with the proper tagging requirements for the marked or redlined version. If you require technical assistance, please contact EDGAR Operations at (202) 551-8900.

Letter to Shareholders; What is the purpose of the special meeting, page 4; Proposal 2, page 9; Exhibit B

2. Disclosure in the letter to shareholders and elsewhere that proposal 2 relates to an increase in the total number of shares authorized for issuance under your 2015 stock option and incentive stock plan from 25 million shares to 200 million shares is inconsistent with disclosure on page 9 and elsewhere that proposal 2 relates to an increase in the total number of shares authorized for issuance under you 2015 stock option and incentive plan from 25 million shares to 100 million shares. Please reconcile the disclosures.

How will my shares be voted if I do not provide my proxy?, page 6

3. The matters discussed in the last sentence of the third paragraph are unrelated to the proposals being considered at the special meeting. Please revise.

Reasons for the Increase, page 8

4. Refer to comments 2 and 3 in our February 8, 2017 letter and the last bullet point in the first paragraph on page 8. Given the disclosures on page 8 that the number of authorized shares was reduced to 50 million as a result of a reverse stock split effective on January 13, 2017 and that there are 33,028,126 shares of common stock currently outstanding, it appears that 16,971,874 shares rather than 23,000,000 shares are available for issuance under the registration statement that you expect to file. Additionally, it appears that the company would be short by 83,028,126 authorized shares rather than by 77,000,000 authorized shares if all 100 million shares were to be sold under the new registration statement. Please revise or advise.

Certain Transactions, page 16

5. Since your securities purchase agreement with Blackbridge Capital, LLC has been terminated by mutual consent, the relevance of the disclosures in the ninth and tenth paragraphs relating to that agreement is unclear. Additionally, the disclosures in the last sentence of the ninth paragraph and the second sentence of the tenth paragraph are inconsistent with the disclosure that the securities purchase agreement has been terminated by mutual consent. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729 if you have questions about the comment.

Very truly yours,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
Law Offices of John F. Wolcott
3318 Del Mar Avenue, #202
Rosemead, CA 91770